SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON SEPTEMBER 11th, 2015

DATE, TIME AND PLACE: June 11th, 2015, at 10:00am, at the headquarters of TIM Participações S.A. (“Company”), in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Oscar Cicchetti and Rodrigo Modesto de Abreu, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary. Justified the absence of Messrs. Mario Di Mauro and Piergiorgio Peluso.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Control and Risks Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) Agenda of Marketing; (4) To resolve on the agreements for the supply of equipments, softwares and services for the 2G, 3G and 4G networks; (5) To resolve on agreements for the purchase of handsets; (6) To acknowledge on the evolution of the Company´s strategy due to the 2016-2018 planning cycle; (7) To resolve on the loan agreement to be entered into and between TIM Celular S.A. and KFW IPEX – Bank.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) Acknowledged on the activities carried out by the Control and Risks Committee at its meeting held on September 10th, 2015, in accordance with the report presented by Mr. Franco Bertone, Chairman of the Control and Risks Committee;

(2) Acknowledged on the activities carried out by the Statutory Audit Committee at its meetings held on September 10th, 2015, in accordance with the report presented by Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of the Statutory Audit Committee;

(3) Mr. Rogério Takayanagi, responsible for the Marketing area, made a presentation on the telecom market and the Company´s positioning in view of the new challenges for the sector.

(4) Approved the execution of the agreements for the supply of equipments, softwares and services for the 2G, 3G and 4G networks, between TIM Celular S.A. and the suppliers  Huawei do Brasil Telecomunicações Ltda., Nokia Solutions and Networks and Ericsson Telecomunicações S.A entre a TIM Celular S.A., for the years 2015 until 2017, as the per the material presented by Messrs. Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer, and Janílson Bezerra da Silva Júnior, representing the Network area, which is filed at the Company´s head offices;

(5) Acknowledged on the conditions on the agreement for the purchase of handsets from Samsung Eletrônica da Amazônia Ltda., Allied S.A., Allied Advanced Technologies S.A., Apple Computer Brasil Ltda. and Motorola Industrial Ltda., to supply TIM Celular S.A.’s operations and inventory for the second semester of 2015, in accordance with the presentation made by Messrs. Rogério Takayanagi, responsible the Marketing area, and Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer, which shall be approved by the Board of Statutory Officers in due time.

(6) Mr. Rodrigo Abreu, Chief Executive Officer, presented the evolution of the Company’s strategy due to the 2016-2018 planning cycle, in accordance with the material presented which is filed at the Company´s head offices; and

(7) (7.1) Approved the celebration of a bank loan to be entered into and between KfW IPEX - Bank, or simply KFW, and TIM Celular S.A. ("TCEL"), a wholly owned subsidiary of the Company, in the amount of up to one hundred and fifty million North American Dollars (USD 150,000,000.00) which can be divided up to three tranches, with an amortization period of up to 8.5 years, with a withdraw term until 2018 (inclusive); (7.2) The board of directors also approved the celebration of the respective SWAP, for protection, resulting the total cost of the loan and the SWAP to a maximum of 108% of CDI (one hundred and eight percent of the Interbank Deposit Certificate ("CDI")); (7.3) Due to the execution of this agreement, the Board members also approved the provision of a guarantee by the Company for the loan. The loan will also include (i) the guarantee of Finnvera plc ("Finnvera") that will cover up to 95% of the political and commercial risks; and (ii) the Finish Export Credit Ltd. ("FEC") that will play the role of a "Lender of Record" (7.4) The members of the statutory Board of Officers and/or attorneys in fact of the Company and of TCEL are authorized, registered that for TCEL, this will be effective only after the resolution of the competent corporate body, to perform all acts and take all necessary and required measures needed  and required for the execution of the agreements and documents concerning the operation in reference, including the execution of the respective SWAP. All according to the presentation made by Mr. Paolo Barroero, the Company's Treasury department representative, and the material presented and filed at the Company's head offices.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Oscar Cicchetti and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), September 11th, 2015.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 11, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.